UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Community Bankers Trust Corporation

(Full Name of Registrant)

(Former Name if Applicable)

4235 Innslake Drive, Suite 200

(Address of Principal Executive Office (Street and Number))

Glen Allen, Virginia 23060

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Community Bankers Trust Corporation (the “Company”) has received comments from the Securities and Exchange Commission (the “Commission”) with respect to the disclosures in certain of its periodic reports, including its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. The most significant comments relate to the Commission’s request that the Company amend these filings to include financial statements and related information with respect to each of the Company’s predecessors (TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc.), as the Company was a special purpose acquisition company with nominal results prior to the acquisition of each of these entities on May 31, 2008. The Commission’s comments also include requested revisions to these filings to enhance disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality. None of these comments require the Company to restate any of the financial information in the identified filings, and the Company is in the process of completing responses to the Commission’s comments and making appropriate revisions to these filings.

The amended Form 10-Q filings will also include an expanded presentation of financial information relating to the Company’s acquisition of the operations of Suburban Federal Savings Bank in January 2009, due primarily to the post-transaction application of accounting rules with respect to the fair value of loans covered by FDIC shared-loss agreements and the FDIC indemnification asset.

As a result, the Company’s financial reporting staff requires additional time to finalize the amended filings described above and related disclosures that will appear in its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”). Because of the additional time required to complete these disclosures, the Company could not file the 2009 Form 10-K by the prescribed due date without unreasonable effort and expense.

The Company is working diligently on addressing the Commission’s comments with respect to prior filings as expeditiously as possible and completing all disclosures for the 2009 Form 10-K. The Company expects to complete its amended filings as soon as practicable, and the Company expects to file the 2009 Form 10-K as soon as practicable, and no later than March 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce E. Thomas	804	934-9999
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company, which is the holding company for Essex Bank (the “Bank”), is currently unable to make a reasonable estimate of any change in its results of operations from the year ended December 31, 2008 to the year ended December 31, 2009, for the reasons set forth in Part III above.

The Company, however, notes the following significant items:

•

Because the Company was a special purpose acquisition company with nominal operations prior to May 31, 2008, the results of operations for the year ended December 31, 2008 will reflect only seven months of meaningful banking operations.

•

In November 2008, the Bank acquired certain assets and assumed all deposit liabilities of The Community Bank. The results of operations arising from these assets and liabilities will be reflected for less than two months in the Company’s 2008 results, but for the entire year in the Company’s 2009 results.

•

In January 2009, the Bank acquired certain assets and assumed all deposit liabilities of Suburban Federal Savings Bank. The results of operations arising from these assets and liabilities will not be reflected in the Company’s 2008 results, but will be reflected for 11 months in the Company’s 2009 results.

•

The Company recognized an after-tax gain of net assets acquired in connection with the Bank’s acquisition of the operations of Suburban Federal Savings Bank of $12.9 million in the first quarter of 2009.

•

For the nine month period ended September 30, 2009, net loss available to common stockholders was $16.7 million, which represented $0.78 per share on a fully diluted basis. Net loss for the first three quarters of 2009 was primarily driven by a goodwill impairment charge of $24.0 million taken during the second quarter of 2009 and year-to-date loan loss provisions of $11.3 million.

•

The Company recorded an income tax expense of $3.0 million through the first three quarters of 2009. The goodwill impairment charge in the second quarter of 2009 was not tax deductible, and thus no tax benefit was permitted under current tax regulations.

COMMUNITY BANKERS TRUST CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2010	By:	/s/ Bruce E. Thomas
Bruce E. Thomas
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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